Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of the financial condition and results of operations of Vertical Aerospace Ltd. (“our”, “we” or the “Company”) should be read in conjunction with our unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this filing, as well as our audited consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”). The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Forward-Looking Statements” section of this filing and in the “Risk Factors” section of our Annual Report. Our actual results could differ materially from those contained in any forward-looking statements.

Overview

Our purpose is to revolutionize the way we travel in a more sustainable world. We are a global aerospace and technology company that is pioneering electric aviation, focused on designing, manufacturing and selling a zero operating emission electric vertical takeoff and landing (“eVTOL”) aircraft for use in the advanced air mobility (“AAM”) market, using the cutting-edge technology from the aerospace, automotive and energy industries.

Founded in 2016, we come from a deep aerospace and automotive mindset and have already designed, built and flown two sub-scale prototype eVTOL aircraft in 2018 and 2019. We are currently developing, and are progressing towards the certification of, our flagship eVTOL, the VX4. Our first full-scale VX4 prototype successfully concluded its remote thrustborne flight test campaign in August 2023. Our second full-scale VX4 prototype was assembled in July 2024 and has begun its piloted flight test program which we intend to include the aircraft’s full flight envelope – conventional and vertical take-off and landing and transition flight. This more advanced prototype includes much of our strategic partners’ technology that we plan to incorporate into our final certification aircraft. We are targeting the VX4 to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving cruise speeds of 150 mph, while producing minimal noise and zero operating emissions.

The VX4 aircraft is being designed around existing certifiable technology, as well as certain novel technology such as the batteries, powertrain and propellers which we are designing and developing in-house. Collectively, our experienced team has previously certified and supported the development of over 30 aircraft and propulsion systems around the world. We are currently one of the only eVTOL designers and original equipment manufacturers (“OEMs”) actively pursuing certification from the United Kingdom’s Civil Aviation Authority (the “CAA”) and the European Union Aviation Safety Agency (“EASA”) with a winged vehicle. We aim to have our aircraft certified to safety targets the same as those to which large commercial airliners are subject, based on standards that are 100 times safer than those applicable to small single engine helicopters. EASA and the CAA have also agreed how they will collaborate on the certification of Vertical’s VX4, under the technical implementation procedures agreed as part of the UK’s withdrawal from the European Union. While both regulators have been working closely already, this sets the foundations for their certification experts to apply common standards and work together towards concurrent certification and validation of the VX4 by both authorities. In 2023, the CAA announced its intention to adopt EASA’s Means of Compliance to SC- VTOL, the standards against which European and UK manufacturers design eVTOLs. By achieving certification of our VX4 eVTOL aircraft from the CAA and EASA, we expect to leverage the work done with our home regulator to have the certification validated by other regulators where we intend to operate, including the United States Federal Aviation Authority (the “FAA”), Brazil’s National Civil Aviation Agency (“ANAC”) and Japan Civil Aviation Bureau (“JCAB”).

In March 2023, the CAA issued an eVTOL Design Organisation Approval (“DOA”) to our wholly-owned subsidiary, Vertical Aerospace Group Limited (“VAGL”), the scope of which was expanded in July 2024, enabling our engineers to sign-off compliance of an expanding range of technical areas, including additional aspects of flight control, avionics and electrical systems. By enhancing our capacity to carry out certification activities, we expect to streamline the overall certification process. UK and European aerospace companies cannot hold a type certificate, necessary for entry into service, without being granted a DOA. The DOA authorizes VAGL to conduct design activities and issue design approvals within the DOA’s scope of approval.

We are developing a sophisticated eVTOL ecosystem that allows us to focus on providing a high-quality experience. Our in-house expertise covers design, certification, assembly and manufacture, pilot experience, end-user experience and base platform performance. We aim to be one of the leading eVTOL aircraft OEMs, selling globally certified eVTOL aircraft to a variety of customers, including, commercial airlines, aircraft leasing companies, business aviation, tourism groups, mobility platforms and existing helicopter operators as well as new operators in the AAM market, providing both OEM sales and aftermarket services to our customers. We also believe there is a potential market to provide OEM sales to a variety of industries beyond traditional airline and helicopter customers, such as tourism, where there is an opportunity to replace existing transportation options like minibuses, and the cargo and logistics industry, where there is potential to partner with global logistics firms and large retail customers. There is a further opportunity to generate revenue from other sectors such as emergency services, as eVTOL aircraft can be used for emergency patient and supplies transport, particularly in densely populated areas or military logistics transport, among other potential uses. We plan to explore the potential development of versions of the VX4 for such scenarios. Our strategy is to forge partnerships in key markets with partners that have existing demand and are local trusted brands with market-specific knowledge. We believe that by partnering with such market players, we can extend their business models and build a market ecosystem that will allow us to expand our proposition over time. Our focus on system integration and establishment of an industrial supply chain is expected to enable rapid scaling of production of our aircraft.

The Business Combination

On June 10, 2021, we entered into a business combination agreement with Broadstone Acquisition Corp. (“Broadstone”), which was consummated on December 16, 2021 (the “Business Combination”). The Business Combination had a significant impact on our capital structure and operating results, helping to facilitate our product development, manufacturing and commercialization. The most significant change in our reported financial positions was a net increase in cash (as compared to our consolidated balance sheet at June 30, 2021) of approximately $286 million. As a result of the Business Combination, we became a U.S. public company listed on the New York Stock Exchange, which required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We have incurred, and expect to continue to incur, additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.

Recent Developments

Business Strategy Updates

In November 2024, Vertical announced “Flightpath 2030,” our strategy for market leadership before the end of the decade. As we advance our piloted flight test program, which has entered into Phase 2, “Flightpath 2030” sets clear milestones for the company’s journey from prototype to production. This strategic plan builds on the progress made by the business to date and is underpinned by learnings from our piloted flight test program, positive engagement with the CAA, and robust planning by our leadership team.

By the end of the decade, we are targeting:

•	Delivering at least 150 aircraft to our customers, achieving significant milestones in high-quality, large-scale production.

•	Achieving an annual production rate exceeding 200 VX4 units in Q4 2030, with plans to scale up to greater than 700 units per year in the medium-term to deliver against a leading pre-order book.

•	Positioning Vertical to become sustainably cash generative, achieving cash break-even in 2030, given the capital efficiency of its focused OEM business model. Gross profit margin is currently expected to build to a targeted >40% in the following years.

•	Certifying the VX4 in 2028, followed by certifying its first major upgrade in 2030. We are targeting future capacity increases, giving customers flexibility. While the current prototype seats four passengers, the VX4’s cabin width and robust powertrain enable the potential to accommodate six passengers and extend its range with minimal adjustments to the design or certification requirements.

•	Maintaining a zero accident rate, certifying to the highest level of safety – 10-9, the same as for commercial airliners – while upholding our commitment to rigorous safety standards across the business.

Investment update

In November 2024, we announced the signing of a term sheet by and among the Company, our majority shareholder, Stephen Fitzpatrick, and our primary creditor and senior secured lender, Mudrick Capital Management L.P. (“Mudrick Capital”) (the “Term Sheet”), to address the Company’s more immediate cash requirements and facilitate longer-term fundraising. The material terms set out in the Term Sheet include funding for our operations towards the end of 2025, while also removing or mitigating certain structural obstacles that have impeded us from accessing substantial third-party funding since our public listing.

On December 20, 2024, as contemplated by the Term Sheet, the Company entered into an investment agreement (the “Investment Agreement”) which includes a commitment from Mudrick Capital to fund up to $50 million to the Company in its next funding round (the “Equity Placement”), with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in the Equity Placement. The Company intends to launch the Equity Placement in Q1 2025.

The Term Sheet also includes a commitment, subject to certain conditions, for Mudrick Capital to convert half or approximately $130 million, of the Company’s 7.00% / 9.00% Convertible Senior Secured PIK Toggle Notes due 2026 (the “Notes”), at a conversion price of $2.75 per ordinary share, substantially reducing the Company’s debt and significantly deleveraging our balance sheet. The conversion is expected to take place in proximity to our extraordinary general meeting, schedule to convene on December 23, 2024. The parties also agreed to provide greater certainty for future investors by amending the December 16, 2021 Indenture (the “Indenture”) governing the Notes to fix the conversion price for the Notes remaining outstanding to $3.50 per ordinary share. Other amendments to the Indenture include increasing the interest rate applicable to the Notes to 10.00% and 12.00%, respectively, and extending the maturity date of the Notes to December 2028.

As part of the agreement, our founder, Stephen Fitzpatrick, will remain on the board of directors (the “Board”), continuing to provide strategic direction as we progress through our certification program. The parties have also renewed their commitment to the Company’s remaining in the UK, agreeing to continue to operate from our UK headquarters, maintaining our brand identity and focus on innovation.

Operational Developments

In November 2024, our latest full-scale VX4 prototype achieved its first piloted, untethered vertical take-off and landing, marking the start of Phase 2 in our flight test program. Powered by advanced battery packs delivering up to 1.4 MW of peak power, the VX4 exceeded expectations in hover performance, control, and stability during testing. This milestone expands the VX4's flight envelope beyond initial tethered hovers, testing the aircraft under increasingly demanding conditions to meet stringent safety and regulatory standards.

Phase 2, made possible by an expanded CAA Permit to Fly, focuses on assessing stability, battery efficiency, aerodynamics, and overall performance across different speeds. We will now progress through Phase 2 while working with the CAA to extend our Permit to Fly and move onto Phase 3 – wingborne flight tests. Phase 4 will involve transitioning between thrustborne and wingborne flight modes.

In October 2024, we were awarded the Shaping the Future Award by the UK’s Aerospace Technology Institute (ATI) at its Technology & Innovation Awards 2024. The award celebrates zero-carbon emissions technology being developed in the UK for future commercial aircraft types and which represents a step change in UK capability in this area. Vertical won the award for its cutting-edge battery system for the VX4.

Leadership Appointments

In September 2024, Stephen Welch was appointed to the Board as an independent non-executive director, and has served as the chairperson of the Board since November 2024. He has over 30 years' experience working for financial sponsors and investors at the Executive, Chair or non-executive director level and comes with extensive capital raise, investment strategy and refinancing experience across several sectors including energy, media, insurance, infrastructure, and technology globally. Mr. Welch has held board seats on various companies and previously has also been a partner at McGrathNicol (a former division of KPMG) and a Senior Managing Director at FTI Consulting.

In November 2024, the Board appointed Stuart Simpson, the Company’s Chief Executive Officer, to serve as an executive director of the Company.

Developments Related to Our Securities

On September 16, 2024, the shareholders of the Company authorized the Board to effect a reverse share split of all of the Company’s outstanding ordinary shares. On September 16, 2024, the Board approved the implementation of a reverse share split at a ratio of one-for-ten shares, which became effective on September 20, 2024, adjusting all outstanding stock-based awards, including options, restricted stock units and warrants (the “Reverse Share Split”).

On November 15, 2024, the New York Stock Exchange (the “NYSE”) notified us, and publicly announced, that the NYSE determined to commence proceedings to delist the Company’s public warrants, ticker symbol “EVTLW” (the “Public Warrants”), from the NYSE and that trading in the Public Warrants would be suspended immediately. The notice indicated that the NYSE has determined that the Public Warrants are no longer suitable for listing based on “abnormally low selling price” levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. On December 4, 2024, the NYSE filed a Form 25 with the Securities and Exchange Commission, removing the Public Warrants from their listing on the NYSE. We do not intend to appeal the NYSE’s determination to delist the Public Warrants. Presently, ten (10) Public Warrants are exercisable for one (1) ordinary share of the Company, at an exercise price of $115.00. The Public Warrants will expire on December 16, 2026, five years after the date of the Business Combination, or earlier upon redemption or liquidation. Trading in our ordinary shares, ticker symbol “EVTL,” will continue on the NYSE and is unaffected by this action.

Key Factors Affecting Operating Results

Prototype Flights Tests

In September 2022, following a series of rigorous ground-based tests, including lift, vibration and propeller thrust, our first full-scale VX4 prototype started flight tests. By August 2023, operating under CAA approvals, this prototype had successfully completed a thrustborne flight test campaign (including lifting, hovering, flying and landing vertically, by the thrust of the aircraft’s propulsion system). The flight tests included numerous hovers, both tethered (with a pilot) and untethered, expanding the low-speed flight envelope under remotely piloted conditions and powered by our proprietary battery systems.

On August 9, 2023, following the completion of our remote thrustborne flight test campaign, we conducted further uncrewed flight tests of the VX4 prototype aircraft under stress scenarios before its planned retirement, to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred, causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (AAIB). Both the AAIB’s and our reports concluded that the primary cause of the accident was due to an adhesive bond failure of a propeller blade. We had already redesigned the early generation propeller prior to the accident and are no longer using the same supplier.

In July 2024, we completed the build of our second more advanced full-scale VX4 prototype. This prototype incorporates additional technology from our partners that we expect to implement into our certification aircraft. The aircraft has been designed and built in collaboration with our global aerospace partners, including GKN Aerospace, Honeywell, Hanwha, Molicel, Leonardo and Syensqo, and features our next generation propellers and new proprietary battery technology, designed and manufactured at our Vertical Energy Centre.

The CAA issued a Permit to Fly in July 2024 following a rigorous evaluation of the engineering, design, test data and aircraft, and we began our piloted flight test campaign, completing our first tethered piloted flight in July 2024. In September, the latest VX4 completed Phase 1 of its piloted flight test program at the Vertical Flight Test Centre and in November 2024, it achieved piloted, untethered vertical take-off and landing for the first time as Phase 2 of its flight test program began. Vertical is currently developing an identical full-scale prototype which will accelerate the VX4’s flight test program and demonstration capability. Once assembled, we will take flight test learnings from both prototypes into the design and development of the certified VX4 model.

Prototype flight tests are a critical factor affecting the operating results of the Company. These tests provide essential data and insights that inform the design, safety, and performance of our aircraft. Successful flight tests validate our technological advancements and regulatory compliance, which are crucial for progressing towards certification and commercialization. Conversely, any material setbacks or delays in the flight test program can impact our timelines, costs, and investor confidence.

Commercialization

We have deployed a sales strategy engaging in direct sales to operator customers and third-party distribution networks. Our salesforce has identified and targeted key prospects from a pool of over 5,000 airlines with ICAO codes worldwide that are seeking to capitalize on the growth of the AAM market. As part of this approach, we have entered into arrangements with several commercial partners for multiple pre-orders and pre-order options for our aircraft. Customers include American Airlines, Avolon, Bristow, Marubeni, Kakao Mobility, Iberojet, FLYINGGROUP as well as (through Avolon’s VX4 placements) Japan Airlines (JAL), Gol, Gözen Holdings and AirAsia. Marubeni has made a pre-delivery payment to reserve delivery slots for the first 25 VX4 aircraft of its conditional pre-order of up to 200 aircraft. In addition, American Airlines has committed to pay a predelivery payment in exchange for our commitment to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional preorder of 250 aircraft (and pre-order option for a further 100 aircraft). This pre-delivery payment is subject to the satisfaction of certain conditions, including the entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft. All such preorders, options and commitments are not legally binding, are conditional and may be terminated without penalty at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances.

Development of the Advanced Air Mobility Market

We believe that deploying a new type of aerial mobility network in and between cities represents an extensive market opportunity that we expect to expand over time. We intend to seize on the untapped demand for getting into and out of city centers globally, as certain existing travel methods can be impractical, inconvenient or unaffordable. Our long-term financial performance ultimately depends on the demand for such short distance aerial transportation and the growth of the AAM market. We, and the eVTOL sector more generally, seek to displace the current incumbents by taking market-share and/or benefitting from the incremental growth in demand.

There are two critical factors that will enable us to secure a prominent position in the AAM market: firstly, our ability to develop, certify and manufacture our aircraft, and secondly, the adoption of eVTOL as an alternative mode of transport. Our success in development and manufacturing will be dependent on overcoming several challenges around key manufacturing considerations, such as wing borne capability and battery efficacy. We plan to continue to invest in our infrastructure, workforce and research and development efforts to ensure that we will be able to deliver our aircraft to our customers in a timely manner.

While we believe that there will be a significant market for AAM in the future, there is a possibility that consumer resistance may be significant, as there may be misconceptions about eVTOL safety, performance and reliability. Additional factors impacting the pace of adoption of AAM and aerial transportation include but are not limited to: perceptions about eVTOL quality and cost; perceptions about the limited range over which eVTOL may be flown on a single battery charge; the evolution and availability of competing forms of transportation, such as ground or air taxi or ride-hailing services; the development of adequate infrastructure; consumers’ perception about the convenience and cost of transportation using eVTOL relative to ground-based alternatives; and, in particular, improvements in fuel efficiency, autonomy, or electrification of cars. In addition, macroeconomic factors could impact demand for AAM services, particularly if end-user pricing is at a premium to ground-based transportation alternatives. If the market for AAM does not develop as expected, this would impact our ability to generate revenue or grow our business.

Competition

We face immediate competition from other eVTOL manufacturers, suppliers and operators as well as ground-based mobility solutions and local and regional incumbent helicopter and aircraft charter services. While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets ahead of us. Even if we are among the first to market, any anticipated advantages may not crystallize if new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or if any of our competitors obtain large-scale capital investment to speedily scale up their distribution capability. Existing AAM operators may also take actions to protect their customer base, which could prevent us from gaining market share in markets in which we intend to operate. For a more comprehensive discussion, please see Item 3.D. “Risk Factors — Risks Related to Our Business and Industry” in our Annual Report.

Regulatory Landscape

We are, and will be, subject to significant regulation relating to aircraft safety and testing, accessibility, battery safety and testing and environmental regulation in the United Kingdom, European Union, the United States and other markets in which we intend to operate. These requirements create additional costs and possibly production delay in connection with design, testing and manufacturing of our aircraft. For more information, see Item 4.B. “Business Overview— Our Regulatory Strategy” and Item 3.D. “Risk Factors — Risks Related to Our Regulatory Environment” in our Annual Report.

Trends and Other Factors Affecting our Business

We are closely monitoring the possible impact that ongoing geopolitical conflicts (including the ongoing war between Russia and Ukraine and the conflicts in the Middle East) and tensions may have on the Company and any adverse effects they could have on our business and strategic plans. Although we do not believe that any ongoing geopolitical conflicts have had a direct impact upon us, we are continuing to monitor and evaluate if our design and development activities, regulatory certification processes and ability to maintain our current business relationships and contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by such conflicts.

We also continue to closely monitor the possible effects of general economic factors on our business and planning, including among other things the impact of inflation, financial and credit market fluctuations. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers.

For additional information on risks posed by geopolitical conflicts and general economic factors, see “Item 3.D “Risk Factors.” in our Annual Report.

A. Operating Results

Components of Results of Operations

Revenue

We are currently in the research and development phase of our journey to commercialization of eVTOL technology. We have not generated any revenue from design, development, manufacturing, engineering, sale or distribution of our aircraft. No revenue was generated during the nine months ended September 30, 2024.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of relevant staff costs, including salary and benefits, third-party engineering consultants, materials, equipment, components and tooling, and program consumables and testing. Costs associated with development projects such as aircraft programs, component programs and software products are expensed rather than capitalized as intangible assets under construction. We expect research and development expenses to increase as we continue to develop our aircraft technology. The accounting policies applied remain consistent with those of the previous financial year and corresponding interim reporting period. For more information about our accounting policy for intangible assets, refer to note 2 in our consolidated financial statements included in our Annual Report.

Administrative Expenses

Administrative expenses consist of the costs associated with employment of our non-engineering staff, including salary and benefits, the costs associated with our premises, and the depreciation of our fixed assets, including depreciation of “right of use” assets in relation to our leased property. We expect administrative expenses to increase as our overall activity levels increase due to an expanding property footprint, as well as the need for additional resources in enabling functions to support our engineering activities. We also expect administrative expenses to increase as we hire additional personnel and consultants to support our compliance with the applicable provisions of the Sarbanes-Oxley Act and other SEC rules and regulations.

Administrative expenses also include share-based payment expenses in connection with the award and vesting of certain 2021 Incentive Plan and EMI options during the nine months ended September 30, 2024.

See note 5 to our unaudited condensed consolidated interim financial information included elsewhere in this filing.

Related Party Administrative Expenses

Related party administrative expenses reflect costs from Imagination Industries Incubator Ltd. (“i3”), which is an entity controlled by Stephen Fitzpatrick, our majority shareholder and director. The nature of these costs is the provision of a limited number of flexible desk spaces at the United House in London, UK.

Other Operating Income

Other operating income consists of government grants to support our development activities as well as the research and development credit related to the United Kingdom research and development tax relief schemes.

Net Finance Income (net of finance costs)

Finance income and costs consist primarily of fair value movements on our convertible loan notes and warrants, interest calculated on lease liabilities, and both realized and unrealized foreign exchange movements caused by the fluctuation of exchange rates between the US Dollar, Euro, and any other currencies that are utilized in our operations.

Income tax credit

The Company receives UK small and medium-sized enterprise (SME) R&D tax relief, which is reported within Income tax credit. The Company also receives R&D tax relief relating to the UK R&D expenditure credit (RDEC), which is reported within Other operating income. Qualifying expenditures largely comprise R&D staff employment costs, R&D components, consumables, parts, tooling and outsourced contracting support for R&D activities and utilities costs.

Results of Operations

The following table sets forth the unaudited condensed consolidated interim statements of operations in British pounds sterling for the periods presented.

	Nine Months Ended September 30,
	2024	2023 (as restated)
	(in £ thousands)	(in £ thousands)	% Change
Revenue	-	-	-
Cost of sales	-	-	-
Gross profit	-	-	-
Research and development expenses	-45,060	-42,888	5%
Administrative expenses	-32,170	-34,397	-6%
Related party administrative expenses	-57	-59	-3%

	Nine Months Ended September 30,
	2024	2023 (as restated)
	(in £ thousands)	(in £ thousands)	% Change
Other operating income	34,358	2,829	1,114%
Operating loss	-42,929	-74,515	-42%
Net finance (costs)/income	-12,792	16,073	-180%
Related party finance costs	-	-	-
Total net finance (costs)/income	-12,792	16,073	-180%
Loss before tax	-55,721	-58,442	-5%
Income tax credit	10,061	16,600	-39%
Net loss	-45,660	-41,842	9%

For the nine months ended September 30, 2023 and 2024

Research and development expenses

Research and development increased by £2,172 thousand, or 5% from £42,888 thousand during the nine months ended September 30, 2023 to £45,060 thousand during the nine months ended September 30, 2024.

This increase was primarily in relation to the completion of our second VX4 prototype aircraft. This more advanced prototype has resulted in additional expenditure on much of our strategic partners’ technology as we seek to integrate their industry leading expertise. We continue to invest in the research, design and development of our proprietary third-generation propellers and battery technology.

Administrative expenses

Administrative expenses decreased by £2,227 thousand, or 6% from £34,397 thousand during the nine months ended September 30, 2023 to £32,170 thousand during the nine months ended September 30, 2024.

Share-based payment expenses, in relation to the EMI Option Agreements and the 2021 Incentive Plan, which are included within administrative expenses, reduced by £2,872 thousand during the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. This is due to a lower share price at the date of award for awards vesting during the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023 in addition to the vesting profile of awards in each respective period. Please see note 5 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing for further information on share-based payments.

Related party administrative expenses

Related party administrative expenses decreased by £2 thousand, or 3% from £59 thousand during the nine months ended September 30, 2023 to £57 thousand during the nine months ended September 30, 2024.

Other operating income

Other operating income increased by £31,529 thousand, or 1,114% from £2,829 thousand during the nine months ended September 30, 2023 to £34,358 thousand during the nine months ended September 30, 2024.

Effective May 22, 2024, Vertical and Rolls-Royce entered into an agreement to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit. Pursuant to the agreement, Vertical received $34 million (recognized as £27,910 thousand) from Rolls-Royce.

Income from government grants increased from £1,960 thousand during the nine months ended September 30, 2023 to £5,462 thousand during the nine months ended September 30, 2024. We continue to be eligible and in receipt of government grant funding from the United Kingdom's Aerospace Technology Institute and Innovate UK in relation to our proprietary propeller and battery technologies. The receivable installments are recognized in other operating income as the matching sanctioned expenditure is incurred, with a retrospective claim process.

Finance (costs)/income

Net finance costs increased by £28,865 thousand, or 180% from finance income of £16,073 thousand during the nine months ended September 30, 2023 to finance costs of £12,792 thousand during the nine months ended September 30, 2024.

This reflects increased fair value losses, which increased by £34,029 thousand, or 174%, from fair value gains of £19,492 thousand during the nine months ending September 30, 2023 to fair value losses of £14,537 thousand during the nine months ended September 30, 2024. Relating to warrants and Convertible Senior Secured Notes, this results from a lower share price as at September 30, 2024 compared to September 30, 2023.

This was partially offset by increased foreign exchange gains, which increased by £9,379 thousand, or 334%, from £2,808 thousand during the nine months ending September 30, 2023 to £12,187 thousand during the nine months ended September 30, 2024. This resulted from the strengthening of British pounds sterling against the U.S. dollar. Please see note 6 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing for further information.

Income tax credit

Income tax credit decreased by £6,539 thousand, or 39% from £16,600 thousand during the nine months ended September 30, 2023 to £10,061 thousand during the nine months ended September 30, 2024. The nine months ended September 30, 2023 included £7,549 thousand received relating to eligible research and development expenditure incurred in the previous periods; whereas amounts reported for the nine months ended September 30, 2024 relates to eligible research and development expenditure incurred in the current period only.

Correction of error

In March 2024, we identified an error relating to the classification of the SME tax relief that we receive from HMRC in our statements of income and comprehensive income for the six-month period ended June 30, 2023 and for the three- and nine-month periods ended September 30, 2023. During the periods noted, the tax credit was erroneously classified within other operating income.

While we experience recurring unrelieved trading losses, we elect to surrender such losses and, instead, claim a payable tax credit. Accordingly, the SME tax credit should have been classified as an income tax credit rather than as other operating income within the statements of income and comprehensive income.

The impact of the restatement on the statement of income and comprehensive income and statement of cash flows is presented within note 17 of our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Off -Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the September 30, 2024 reporting period and have not been early adopted by us and our subsidiaries. These standards are not expected to have a material impact on us in the current or future reporting periods or in connection with foreseeable future transactions. Please see note 2 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

B. Liquidity and Capital Resources

The functional currency of the Company is USD and the functional currency of VAGL is GBP. The financial statements are presented in GBP, which is the Company and VAGL’s presentation currency. Note that in this section certain narrative financial information is shown in GBP and other information is shown in USD; typically, this is because we have incurred the majority of our costs in the UK and in GBP, while we expect customer payments and any external funding to be raised in USD.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of September 30, 2024, we had £42.8 million of cash and cash equivalents on hand. As of the date of this report, we had approximately £25 million of cash and cash equivalents on hand. We maintain cash balances with financial institutions in excess of insured limits. We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this filing. In accordance with our cash flow forecast, we currently project our cash outflows from operations to be approximately £70 million, which will be used primarily to fund the creation and testing of the prototype aircraft. Accordingly, we currently project that our existing resources will only be sufficient to fund our ongoing operations into, but not longer than, the first quarter of 2025. We require additional capital to continue to fund our ongoing operations beyond that point.

On November 25, 2024, we entered into the Term Sheet to address the Company’s more immediate cash requirements and facilitate longer-term fundraising. The material terms set out in the Term Sheet include funding for the Company’s operations towards the end of 2025, while also removing or mitigating certain structural obstacles that have impeded the Company from accessing substantial third-party funding since its public listing.

On December 20, 2024, as contemplated by the Term Sheet, the Company entered into an investment agreement (the “Investment Agreement”), by and among the Company, VAGL, a wholly owned subsidiary of the Company, Imagination Aero Investments Limited ("Imagination Aero”), a company wholly owned by Mr. Fitzpatrick and Mudrick Capital. Once consummated, the terms of the Investment Agreement would provide funding for the Company’s operations towards the end of 2025. The Investment Agreement includes a commitment from Mudrick Capital to fund up to $50 million to the Company in its next funding round (the “Equity Placement”), with $25 million funded on a non-contingent basis, and a backstop commitment for an additional $25 million to be funded by Mudrick Capital if the Company is not able to raise such amount in the Equity Placement. The closing of the funding commitment by Mudrick Capital is conditional upon the Company’s undertaking in good faith a robust equity process and certain other customary closing conditions. The Company intends to launch and complete the Equity Placement during the first quarter of 2025 before the Company has used all its existing resources.

The Investment Agreement is subject to certain closing conditions, including but not limited to the implementation of certain amendments to the Company’s Memorandum and Articles of Association (“Articles”) requiring approval by a two-thirds majority of the votes cast by the Company’s shareholders at a general meeting of shareholders. On December 13, 2024, the Company provided notice to its shareholders that it is convening an extraordinary general meeting of shareholders on December 23, 2024 for the purpose of holding a vote on such amendments to the Articles. On December 15, 2024, Stephen Fitzpatrick, the Company’s majority shareholder holding greater than two-thirds of the Company’s issued and outstanding shares as of the date hereof, committed to vote in favor of the amended Articles by way of legally binding obligations to support the transactions contemplated by the Term Sheet, including the amendments to the Articles.

The prompt and timely consummation of the transactions contemplated by the Term Sheet and the Investment Agreement, including the fulfilment of the related closing conditions and receipt of the funding in the Equity Placement, is required to extend our projected cash runway beyond the first quarter of 2025. Should the Company fail to do so, management would be forced to immediately reduce or delay our expenditures, materially reduce the scope of operations, and/or assess other contingency planning alternatives.

On November 1, 2024, the Company received a Notice of Default from Mudrick Capital, the sole holder of all of the Company’s outstanding Convertible Senior Secured Notes, relating to certain defaults under the Indenture relating to the Company’s Convertible Senior Secured Notes, including the absence of a guarantee by VAGL, a wholly owned subsidiary of the Company and owner of all material intellectual property of the Group. In addition, the Indenture contains a covenant requiring the Company to retain a minimum of $10 million of cash; we forecast that this covenant may be breached in the first quarter of 2025, should we not raise additional capital in a timely manner. If uncured, any such default or breach (collectively, the “Specified Defaults”) would result in an event of default occurring under the Indenture, which could permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral and/or may cause the Company to declare insolvency and file for bankruptcy, or be forced into involuntary bankruptcy proceedings.

On December 15, 2024, Mudrick Capital, the Company, VAGL and Imagination Aero entered into a Forbearance Agreement, pursuant to which Mudrick Capital agreed to forbear from exercising any of its rights under the Indenture upon the occurrence of an event of default arising as a result of any of the Specified Defaults until February 1, 2025 or as otherwise agreed by the parties thereto (the “Forbearance Period”). While the Forbearance Agreement does not provide a waiver in respect of any such event of default, Mudrick Capital has separately committed to provide a waiver in respect of all such events of defaults. Should an event of default come into being and not be cured, and should any of the conditions to Mudrick Capital’s waiver not be met, Mudrick Capital would be entitled to exercise its rights of acceleration and enforcement immediately following the end of the Forbearance Period.

Regardless of the outcome of the currently anticipated funding round, which includes Mudrick Capital’s commitment to fund up to $50 million, the Company will be required to raise further additional capital to continue to fund its ongoing operations beyond Q4 2025. Consequently, our ability to continue as a going concern is highly dependent on its ability to secure the funds from the currently anticipated funding round, which is contingent upon satisfaction of certain conditions precedent, and to raise further additional funds to finance the Group’s ongoing operations. Management is committed to continue to seek and raise additional funds and may seek to issue further equity in doing so.

There can be no assurance that we will be able to obtain such investment on acceptable terms, or on necessary timelines, or at all, to provide sufficient funds to meet our ongoing funding requirements.

As a result, the timely completion of financing is critical to our ability to deliver on our business plan and to continue as a going concern. The inability to obtain future funding could impact our financial condition and ability to pursue our business strategies, including being required to delay, reduce or eliminate some of our research and development programs, or being unable to continue operations or to continue as a going concern. Our dependency on raising additional capital indicates that a material uncertainty exists that may raise significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our forecasts are based on assumptions that may prove to be wrong, and we may exhaust our available capital resources sooner than we currently expect. Please refer to note 2 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Our future capital requirements will depend on many factors, including:

•	research and development expenses as we continue to develop our eVTOL aircraft;

•	expenditures in the expansion of our testing and certification capacities;

•	additional operating costs and expenses for production ramp-up and raw material procurement costs;

•	general and administrative expenses as we scale our operations;

•	interest expense from any debt financing activities; and

•	selling and distribution expenses as we build, brand and market our electric aircraft.

We received approximately $253 million in connection with the Business Combination, which after direct transaction costs included $94 million in proceeds from the PIPE Investment and $192 million from the Convertible Senior Secured Notes, which consummated substantially simultaneously with the Business Combination, net of transaction costs. In addition, as at September 30, 2024 we had received $8.5 million, and, subject to demand in the market for our ordinary shares, retain the option to receive additional funding (up to approximately a further $87 million net of transaction costs) in connection with and over the remainder of the three-year term of the Equity Subscription Line that commenced on August 5, 2022, which would further support our capital requirements towards our business milestones. See “Equity Subscription Line”. Effective May 22, 2024, we reached an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). Under the agreement, we received a cash amount from Rolls-Royce in an amount equal to $34 million. We are also continuing to explore opportunities to raise additional capital to further support our funding situation into the foreseeable future.

We have also received conditional preorders and preorder options, including from American Airlines, Avolon, Bristow, Iberojet, and Marubeni, among others. Certain of these preorders require that the purchaser pay a predelivery payment, which is credited against any future amount due and payable. While the customer’s obligation to pay such predelivery payments is subject to various conditions, and they are expected to be refundable in certain circumstances, we expect to receive them prior to delivering aircraft to each customer.

Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of government funding, plus equity and debt financing, as well as any pre-delivery payments to the extent realized, to fund any future capital needs. Funds raised through equity securities may result in dilution to our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. Additionally, if we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. Adequate additional financing may not be available to us on acceptable terms, or at all.

Moreover, the capital markets have in the past, and may in the future, experience periods of upheaval and the availability and cost of equity and debt financing may be impacted by global macroeconomic conditions such as international political conflict, supply chain issues as well as rising inflation and interest rates. Further, the global economy, including credit and financial markets, has recently experienced extreme volatility and disruption, including severely diminished liquidity and credit availability, rising interest and inflation rates, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Each of these factors has the potential to impact our liquidity and future funding requirements, including but not limited to, our ability to raise additional capital when needed and on acceptable terms, if at all. The duration of an economic slowdown is uncertain and the impact on our business is difficult to predict.

In recent periods, our principal use of cash has been funding our research and development activities and other personnel costs. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and amount of cash received from our customers, the expansion of sales and marketing activities and the timing and extent of spending to support our development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products and technologies. We will need to seek additional equity or debt financing, which we may not be able to raise such financing on acceptable terms, or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully or may need to scale back investments, which could materially impact our certification timeline, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.

Convertible Senior Secured Notes

On October 26, 2021, we entered into a convertible note subscription agreement (the “Convertible Senior Secured Notes Subscription Agreement”) by and among the Company, Broadstone and Mudrick Capital Management L.P. (the “Convertible Senior Secured Notes Investor”). Concurrently with the consummation of the Business Combination, pursuant to the terms of the Convertible Senior Secured Notes Subscription Agreement, (i) the Convertible Senior Secured Notes Investor purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000,000 for an aggregate purchase price of $192,000,000 (the “Purchase Price”), and the Company issued and sold to the Convertible Senior Secured Notes Investor the Convertible Senior Secured Notes in consideration for the payment of the Purchase Price, and (ii) the Company issued to the Convertible Senior Secured Notes Investor 4,000,000 warrants, each representing the right to purchase one ordinary share at a price of $11.50 per share (the “Convertible Notes Warrants”).

As adjusted for the Reverse Share Split, the Convertible Senior Secured Notes are initially convertible into up to 1,818,182 ordinary shares (excluding any interest, and subject to adjustments as provided in the Indenture at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

Upon the occurrence of a Fundamental Change (as defined in the Indenture), the Convertible Senior Secured Notes Investor has the right, at its option, to require us to repurchase for cash all or any portion of its Convertible Senior Secured Notes in principal amounts of $1,000 or an integral multiple thereof, at a fundamental change repurchase price equal to the principal amount of the Convertible Senior Secured Notes to be repurchased multiplied by any applicable fundamental change redemption multiplier as specified in the Indenture, plus accrued and unpaid interest on the Convertible Senior Secured Notes to be repurchased.

The Convertible Senior Secured Notes bear interest at the rate of 7.00% per annum if we elect to pay interest in cash or 9.00% per annum if we elect to pay interest in-kind, and interest is paid semi-annually in arrears. As of September 30, 2024, the Company elected to pay all incurred interest in-kind in an amount equal to $49,177 thousand. Upon the occurrence, and during the continuation, of an event of default, an additional 2.00% will be added to the stated interest rate. The Convertible Senior Secured Notes will mature on the fifth anniversary of issuance and will be redeemable at any time by us, in whole but not in part, for cash, at par plus, if redeemed before the second anniversary of issuance, certain make-whole premiums as specified in the indenture governing the Convertible Senior Secured Notes. The Convertible Senior Secured Notes Subscription Agreement also contains other customary representations, warranties, covenants and agreements of the parties thereto.

Pursuant to the Term Sheet, the Company and the Convertible Senior Secured Notes Investor have agreed to amend the Indenture to, among other things, provide for a fixed conversion price for the Notes remaining outstanding of $3.50 per ordinary share, increase the interest rate applicable to the Notes, both in respect of cash interest and PIK interest, to 10.00% and 12.00%, respectively, and extend the maturity date of the Notes to December 15, 2028. Additionally, the Convertible Senior Secured Notes Investor has agreed to convert half, or approximately $130 million, of the principal amount of the Company’s then-outstanding Notes held by it, at a conversion price of $2.75 per Company ordinary share.

As noted above, on November 1, 2024, the Company received a Notice of Default from Mudrick Capital, the sole holder of all of the Company’s outstanding Convertible Senior Secured Notes. Mudrick Capital has committed to forbear from exercising its rights in relation to an event of default arising in relation to the Specific Defaults, and has separately committed to waive any such event of default, subject to certain conditions.

Equity Subscription Line

On August 5, 2022, we entered into the Purchase Agreement and Nomura Registration Rights Agreement with Nomura. Pursuant to the Purchase Agreement, we have the right to sell to Nomura up to $100 million in aggregate gross purchase price of our newly issued ordinary shares from time to time during the three-year term of the Purchase Agreement (the “Equity Subscription Line”). The purchase price of our ordinary shares that we elect to sell Nomura pursuant to the Purchase Agreement is determined by reference to the volume weighted average price of the ordinary shares (“VWAP”) during an applicable purchase period on the day of the applicable purchase date for which we have timely delivered written notice to Nomura directing it to purchase ordinary shares under the Purchase Agreement, less a fixed 4.25% discount to such VWAP. Sales of ordinary shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to Nomura under the Purchase Agreement. Pursuant to the Nomura Registration Rights Agreement, we filed a registration statement with the SEC registering 20 million ordinary shares of the Company to be sold to Nomura under the Purchase Agreement. As of September 30, 2024, we had sold approximately 110,000 ordinary shares of the 2 million ordinary shares (as adjusted for the Reverse Share Split) registered for resale under the Equity Subscription Line at a weighted average share price of $77.00, net of transaction costs.

Aerospace Technology Institute (“ATI”) & U.K. Research and Innovation (“UKRI”) Grant Funding Programs

VAGL is the recipient of an ATI grant from the U.K. Government totaling up to £14.3 million from the U.K.’s announced aggregate investment of £113 million in hydrogen and all-electric flight technologies across all grant recipients. This grant is being drawn down in installments over the duration of the project, which is expected to continue through 2025. As of September 30, 2024, we have received approximately £3.7 million of the ATI grant. The grant is being used by the Company to develop a prototype propulsion battery system for aerospace applications, including as part of the Company’s eVTOL aircraft. Receipt of the grant follows the issuance by the applicable government agency of the formal grant offer letter and entry into by the Company of a collaboration agreement with a university partner, both of which events occurred in March 2023, and is also subject to the terms and conditions of the award set out in the grant offer letter (which include, among others, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the prototype battery development).

VAGL is also the recipient of an ATI grant from the U.K. Government totaling approximately £8.1 million to research, design and develop the Company’s third-generation propellers and eVTOL aircraft propulsion system. VAGL is a member of a consortium comprised of the University of Glasgow, the University of Bristol, Cranfield University and Helitune. This grant is being drawn down in installments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated February 9, 2024, and signed by all parties as of February 16, 2024, which include, among other things, that the ATI funding will contribute only 50% of the Company’s eligible costs in connection with the propeller development. As of September 30, 2024, we have received approximately £0.4 million of the ATI grant.

In addition, VAGL is the recipient of a UKRI grant from the U.K. Government totaling approximately £2.3 million to develop and demonstrate end-to-end operations that will drive the development of a commercially viable AAM network in the U.K.. This grant is being drawn down in installments over the duration of the project, which is expected to continue for approximately three years. Receipt of the grant is subject to the terms and conditions of the award set out in the formal grant offer letter dated August 2022, which include, among other things, that the UKRI funding will contribute only 60% of the Company’s eligible costs in connection with the project. As of September 30, 2024, we have received approximately £1.8 million of the UKRI grant.

Shelf Registration Statement

On November 9, 2023, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, preferred shares, warrants, rights and units having an aggregate offering price of up to $180 million (the “Shelf Registration”). The Shelf Registration statement was declared effective by the SEC on November 16, 2023. To date, no securities have been sold under this shelf registration statement on Form F-3. As of the filing of our Annual Report, until such time as our non-affiliate public float exceeds $75 million, we will be limited in respect of the amount of funds we may raise through the issuance of securities under the Shelf Registration, which in any 12-month period may not exceed one-third of the aggregate market value of our ordinary shares held by non-affiliates of the Company, which limitation may change over time based on our share price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates.

SF Investment

On February 22, 2024, we entered into the SF Investment Agreement (the “SF Investment Agreement) with Imagination Aero, a company wholly owned by Stephen Fitzpatrick, our majority shareholder, former Chief Executive Officer and a non-executive member of our board of directors, pursuant to which Imagination Aero agreed to purchase, and we agreed to issue and sell to Imagination Aero, up to $50 million of (i) newly issued ordinary shares and (ii) 50,000,000 SF Warrants, in each case at purchase prices specified in the SF Investment Agreement and subject to the terms and conditions set out in the SF Investment Agreement. In accordance with the SF Investment Agreement, on March 13, 2024, we received $25 million in gross proceeds in GBP converted based on the agreed exchange rate specified in the SF Investment Agreement in consideration for newly issued ordinary shares and SF Warrants.

On December 20, 2024, the Company entered into the Investment Agreement, pursuant to which all obligations under the SF Investment Agreement are deemed expired, including in respect of the funding commitment thereunder regarding a second tranche of $25 million, with obligations being replaced by the right for Stephen Fitzpatrick to participate for $25 million in the Equity Placement on the same economic terms as other investors, or in the event he elects not to participate in the Equity Placement, a 12-month option to invest $25 million in ordinary shares of the Company at a strike price equal to the per share purchase price paid by investors in the Equity Placement.

Rolls-Royce Settlement Agreement

Effective May 22, 2024, we entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (EPU). Pursuant to the agreement, we received a cash payment from Rolls-Royce in an amount equal to $34 million. This follows Rolls-Royce's announcement in November 2023 of its intention to seek a partner or buyer for its advanced air mobility activities. In connection with the agreement, Rolls-Royce transferred to the Company its Vertical’s ordinary shares, which Rolls-Royce acquired from the Company in a private investment transaction in 2021.

Cash Flows

The following table presents the summary consolidated cash flow information for the periods presented.

	Nine Months Ended September 30,
	2024	2023

	(in £ thousands)
Net cash used in operating activities	25,517	49,746
Net cash from investing activities	1,407	61,518
Net cash from/(used in) financing activities	18,955	360

Net cash used in operating activities

Net cash used in operating activities decreased by £24,229 thousand, or 49%, from £49,746 thousand for the nine months ended September 30, 2023 to £25,517 thousand for the nine months ended September 30, 2024. This decrease was primarily due to the receipt of cash arising from the settlement agreement with Roll-Royce and receipts from research and development tax relief during the current period.

Net cash from investing activities

Net cash from investing activities decreased by £60,111 thousand, or 98%, from £61,518 thousand for the nine months ended September 30, 2023 to £1,407 thousand for the nine months ended September 30, 2024. This decrease was primarily due to the maturity of short-term deposits placed during the prior year.

Net cash from financing activities

Net cash from financing activities increased by £18,595 thousand, from £360 thousand for the nine months ended September 30, 2023 to £18,955 thousand cash for the nine months ended September 30, 2024. This increase was primarily due to proceeds from the SF Investment Agreement during the nine months ending September 30, 2024.

Material Cash Requirements for Known Contractual and Other Obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of September 30, 2024, while others are considered future commitments. Our contractual obligations primarily consist of research and development expenditure incurred in the advancement of our aircraft program. For information regarding our lease obligations, refer to note 18 to our consolidated financial statements included within our Annual Report and note 15 to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

C. Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policies, see “Research and Development” in Item 4.B. of our Annual Report and note 2 to our consolidated financial statements included within our Annual Report.

D. Trend Information

Other than as disclosed above and elsewhere in this filing, we are not aware of any trends, uncertainties, demands, commitments or events during the nine months ended September 30, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in note 3, critical accounting judgments and key sources of estimation uncertainty, to our unaudited condensed consolidated interim financial statements included elsewhere in this filing.

Forward-Looking Statements

The above discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, whether express or implied, other than statements of historical facts contained in this filing, including without limitation, statements regarding the design and manufacture of our eVTOL aircraft, our future results of operations and financial position, the features and capabilities of the VX4, our business strategy and plans and objectives of management for future operations, including, among others, the building and testing of our prototype aircrafts on timelines projected, selection of suppliers, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, statements regarding the liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations, our plans to mitigate the risk that we are unable to continue as a going concern, factors and trends affecting our business and guidance as described in this section entitled “Operating and Financial Review and Prospects” are forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “forecasts,” “aims,” “potential” or “continue,” “is/are likely to” or the negative of these terms or other similar expressions, though not all forward-looking statements use these words or expressions.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	The potential occurrence of an event of default under the Indenture and an enforcement of collateral securing the Convertible Senior Secured Notes by the Convertible Senior Secured Notes Investor;

•	Our limited operating history and that we have not yet manufactured any non-prototype aircraft or sold any aircraft to eVTOL aircraft customers;

•	Our business plans require a significant amount of capital and we may not be able to raise additional funds when we need or want them, or at all, to fund our operations, which could force us to curtail or even cease our planned operations and the pursuit of our growth strategy;

•	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern;

•	If we are unable to produce, certify or launch aircraft in the volumes or timelines projected;

•	Our aircraft may not perform at the level we expect and may potentially have defects;

•	Our dependence on our partners and suppliers for the components in our aircraft and for our operational needs;

•	Being an early-stage company with a history of losses, we expect to incur significant expenses and continuing losses in the foreseeable future;

•	Our markets are still in relatively early stages of growth, and such markets may not continue to grow, grow more slowly than we expect or fail to grow as large as we expect;

•	Any accidents or incidents involving eVTOL aircraft developed by us or our competitors could harm our business;

•	Our eVTOL aircraft may not be certified by transportation authorities for production and operation within any projected timeline, or at all;

•	All of the pre-orders we have received for our aircraft are conditional and may be terminated at any time by either party and any pre-delivery payments may be fully refundable upon certain circumstances;

•	Our aircraft may not perform at the level we expect and may have potential defects;

•	Our business has grown rapidly and expects to continue to grow significantly, and any failure to manage that growth effectively could harm our business;

•	Our dependence on recruiting and retaining our senior management team and other highly skilled personnel;

•	We previously identified material weaknesses in our internal controls over financial reporting, which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; and

•	The other matters described in the section entitled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023.

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this filing. We will not and do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs, except as may be required under applicable securities laws. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

You should read the above discussion with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.